UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 1)

iKang Healthcare Group, Inc.

(Name of Issuer)

Class A Common Shares, par value US$0.01 per share**

American Depositary Shares, each representing 1/2 Class A Common Share

(Title of Class of Securities)

45174L108***

(CUSIP Number)

Mr. Boquan He

Unit 3213, Metro Plaza

No. 183-187 Tianhe Road (N)

Guangzhou, PR China, 510620

+86 20 8755 3248

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the registration of American Depositary Shares each representing 1/2 Class A Common Share.
***	This CUSIP applies to the American Depositary Shares, each representing 1/2 Class A Common Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45174L108

1	Name of Reporting Person. Boquan He

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization PR China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,458,575 Class A Common Shares(1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,458,575 Class A Common Shares(1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,458,575 Class A Common Shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 13.0%(2)

14	Type of Reporting Person (See Instructions) IN

(1)   Consists of (i) 10,000 Class A Common Shares issuable upon exercise of option held by Mr. Boquan He within 60 days of the date of this Schedule 13D, and (ii) 4,448,575 Class A Common Shares held by Top Fortune Win Ltd.

(2)   Percentage calculated based on (i) 33,444,877 Class A Common Shares (excluding Class A Common Shares issued to the depositary and reserved for exercise of option) and 805,100 Class C Common Shares outstanding as of June 30, 2017 according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on August 15, 2017, and (ii) 10,000 Class A Common Shares issuable upon exercise of option held by Mr. Boquan He within 60 days of the date of this Amendment.

CUSIP No. 45174L108

1	Name of Reporting Person. Top Fortune Win Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,448,575 Class A Common Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,448,575 Class A Common Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,448,575 Class A Common Shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 13.0%(1)

14	Type of Reporting Person (See Instructions) CO

(1)   Percentage calculated based on 33,444,877 Class A Common Shares (excluding Class A Common Shares issued to the depositary and reserved for exercise of option) and 805,100 Class C Common Shares outstanding as of June 30, 2017 according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on August 15, 2017.

This Amendment No. 1 to Schedule 13D (this “Amendment”) is filed to amend and supplement the Schedule 13D filed by the Reporting Persons named therein with the Securities and Exchange Commission on April 5, 2018 (the “Original Schedule 13D”), with respect to iKang Healthcare Group, Inc. (the “Issuer”). Except as specifically amended and supplemented by this Amendment, the Original Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Original Schedule 13D.

Item 3    Source and Amount of Funds or Other Considerations

Item 3 of the Original Schedule 13D is hereby supplemented by adding the following:

On May 29, 2018, each of Yunfeng Fund III, L.P. and Yunfeng Fund III Parallel Fund, L.P., both affiliates of Yunfeng (“Yunfeng Funds”), and Taobao China Holding Limited, an affiliate of Alibaba (“Taobao”), executed an Amended and Restated Equity Commitment Letter in favor of Parent (the “Amended and Restated Equity Commitment Letter”) which replaced their prior equity commitment letters dated March 26, 2018. Concurrently with the execution of the Amendment and Restated Equity Commitment Letters, Boyu Capital Fund III, L.P. (“Boyu”) executed an equity commitment letter (the “Boyu Equity Commitment Letter”) in favor of Parent, pursuant to which Boyu will provide equity financing of US$200 million to Parent to consummate the Merger. The aggregate amount of equity financing to be provided by Yunfeng Funds, Taobao and Boyu will remain US$1,145,660,389 and the amount of equity financing to be provided by Taobao will be reduced by US$200 million.

On May 29, 2018, the Reporting Persons, other Rollover Shareholders, Holdco and Parent entered into Amendment No. 1 to Support Agreement (“Amendment No. 1 to Support Agreement”) which provides, among other things, certain amendments to the Support Agreement that prior to the effective time of the Merger,

•      Mr. He or his affiliates may acquire additional Shares that are beneficially owned by certain directors or employees of the Issuer (including Shares resulting from the exercise of options by such persons), subject to a cap equal to 476,831 Shares, and such Shares will be deemed “Rollover Shares” which shall be cancelled for no consideration in the Merger in consideration for the same number of ordinary shares of Holdco;

•      Mr. He or his affiliates may elect to subscribe for (and Holdco will issue to Mr. He or his affiliates) a number of ordinary shares of Holdco up to 476,831 less (i) the number of additional Rollover Shares acquired by Mr. He or his affiliates from certain directors or employees of the Company and (ii) if and to the extent any Shares or ADSs beneficially owned by certain directors or employees of the Company become Rollover Shares after the date thereof, the number of any such Rollover Shares, in each case, for a consideration per share equal to US$41.20 without interest;

•      Mr. Lee Ligang Zhang or his affiliates may acquire additional Shares or ADSs that are beneficially owned by directors or employees of the Issuer (including Shares and ADSs resulting from the exercise of options by such persons), subject to (i) a cap equal to 387,865 Shares for the acquisition from Ms. Feiyan Huang or Gold Partner Consultants Limited, and (ii) a cap equal to 1,384,779 Shares for the acquisition from such persons other than Ms. Feiyan Huang or Gold Partner Consultants Limited, and such Shares will be deemed “Rollover Shares” which shall be cancelled for no consideration in the Merger in consideration for the same number of ordinary shares of Holdco; and

•      Mr. Lee Ligang Zhang or his affiliates may elect to subscribe for (and Holdco will issue to Mr. Lee Ligang Zhang or his affiliates) a number of ordinary shares of Holdco up to 1,384,779 less (i) the number of additional Rollover Shares acquired by Mr. Zhang or his affiliates from directors or employees of the Company other than Ms. Feiyan Huang or Gold Partner Consultants Limited and (ii) if and to the extent any Shares or ADSs beneficially owned by any director or employee of the Company (other than Ms. Feiyan Huang, Mr. He and certain directors and employees of the Company) become Rollover Shares after the date thereof, the number of any such Rollover Shares, in each case, for a consideration per share equal to US$41.20 without interest.

On May 29, 2018, the Reporting Persons, other Rollover Shareholders, Yunfeng Funds, Taobao, Boyu, Holdco, Parent and Merger Sub entered into an Amended and Restated Interim Investors Agreement (the “Amended and Restated Interim Investors Agreement”) which replaced the Interim Investors Agreement in its entirety. The Amended and Restated Interim Investors Agreement provides certain amendments to the Interim Investors Agreement in connection with Boyu being admitted as an investor thereunder and mechanism for making adjustments to the aggregate rollover financing provided by the Rollover Shareholders and the aggregate equity financing provided by Yunfeng Funds, Taobao and Boyu to reflect additional acquisition of Shares or ordinary shares of Holdco by the Reporting Persons and other Rollover Shareholders pursuant to the Support Agreement (as amended by Amendment No. 1 to Support Agreement).

References to each of the Amended and Restated Equity Commitment Letters, Boyu Equity Commitment Letter, the Amendment No. 1 to Support Agreement and the Amended and Restated Interim Investors Agreement in this Amendment are qualified in their entirety by reference to such above-mentioned documents, as applicable, which are attached hereto as exhibits and incorporated herein by reference as if set forth in their entirety herein.

Item 4    Purpose of Transaction

On May 29, 2018, Parent, Holdco, Merger Sub and the Issuer entered into Amendment No. 1 to Merger Agreement and Plan of Merger (“Amendment No. 1 to Merger Agreement”), which provides for certain amendments to the Merger Agreement in connection with Boyu joining the buyer consortium and possible increase of the Rollover Shares by the Reporting Persons and other Rollover Shareholders pursuant to the Support Agreement (as amended by Amendment No. 1 to the Support Agreement).

Concurrently with the execution of Amendment No. 1 to Merger Agreement, Top Fortune executed an Amended and Restated Limited Guarantee (the “Top Fortune Amended and Restated Limited Guarantee”) in favor of the Issuer with respect to certain obligations of Parent under the Merger Agreement (as amended by Amendment No. 1 to Merger Agreement), which replaced the Top Fortune Limited Guarantee in its entirety.  The Top Fortune Amended and Restated Limited Guarantee states that concurrently with or prior to the execution and delivery thereof, Yunfeng Funds, Taobao, ShanghaiMed and Boyu were entering, or have entered, into limited guarantees substantially identical to the Top Fortune Amended and Restated Limited Guarantee with the Issuer.

References to each of Amendment No. 1 to Merger Agreement and the Top Fortune Amended and Restated Limited Guarantee in this Amendment are qualified in their entirety by reference to such above-mentioned documents, as applicable, which are attached hereto as exhibits and incorporated herein by reference as if set forth in their entirety herein.

The information required by Item 4 not otherwise provided herein is set forth in Item 3 which is incorporated herein by reference.

Item 7    Materials to be Filed as Exhibits

Exhibit	Description
99.6

Amended and Restated Equity Commitment Letter, dated May 29, 2018, by and between Parent and Yunfeng Fund III, L.P. (incorporated by reference to Exhibit (b)-(1) of Schedule 13E-3 filed with the Securities and Exchange Commission on May 30, 2018).

99.7

Amended and Restated Equity Commitment Letter, dated May 29, 2018, by and between Parent and Yunfeng Fund III Parallel Fund, L.P. (incorporated by reference to Exhibit (b)-(2) of Schedule 13E-3 filed with the Securities and Exchange Commission on May 30, 2018).

99.8

Amended and Restated Equity Commitment Letter, dated May 29, 2018, by and between Parent and Taobao (incorporated by reference to Exhibit (b)-(3) of Schedule 13E-3 filed with the Securities and Exchange Commission on May 30, 2018).

99.9

Equity Commitment Letter, dated May 29, 2018, by and between Parent and Boyu (incorporated by reference to Exhibit (b)-(4) of Schedule 13E-3 filed with the Securities and Exchange Commission on May 30, 2018).

99.10

Amendment No. 1 to Support Agreement, dated May 29, 2018, by and among the Rollover Shareholders, Mr. He, Mr. Lee Ligang Zhang, Parent and Holdco (incorporated by reference to Exhibit (d)-(4) of Schedule 13E-3 filed with the Securities and Exchange Commission on May 30, 2018).

99.11

Amended and Restated Interim Investors Agreement, dated May 29, 2018, by and among Yunfeng Funds, Taobao, Boyu, the Rollover Shareholders, Holdco, Parent and Merger Sub (incorporated by reference to Exhibit (d)-(11) of Schedule 13E-3 filed with the Securities and Exchange Commission on May 30, 2018).

99.12

Amendment No. 1 to the Merger Agreement, dated May 29, 2018, by and among the Issuer, Parent and Merger Sub (incorporated by reference to Exhibit (d)-(2) of Schedule 13E-3 filed with the Securities and Exchange Commission on May 30, 2018).

99.13

Amended and Restated Top Fortune Limited Guarantee, dated May 29, 2018, by and between Top Fortune and the Issuer (incorporated by reference to Exhibit (d)-(9) of Schedule 13E-3 filed with the Securities and Exchange Commission on May 30, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2018

MR. BOQUAN HE

By:	/s/ Boquan He

TOP FORTUNE WIN LTD.

By:	/s/ Boquan He
Name: Boquan He
Title: Director